UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Better Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

08773T 104

(CUSIP Number)

Kevin J. Appelbaum

c/o Better Therapeutics, Inc.

548 Market Street, #49404

San Francisco, CA 94104

(415) 887-2311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 08773T 104	SCHEDULE 13D

1.	Name of Reporting Persons Kevin Appelbaum, or his successor(s), as Trustee of the Kevin Appelbaum Revocable Trust under Revocable Trust Declaration dated May 16, 2020, as amended
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,406,719
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,293,016 (1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Person 2,406,719
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 10.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Issuer Common Stock held by the Appelbaum Trust, over which Mr. Appelbaum has sole dispositive power and excludes 113,703 shares of Issuer Common Stock underlying a restricted stock award which are currently unvested within 60 days of the date hereof. Such excluded shares are subject to restrictions on transfer and the Issuer’s repurchase right upon termination of service before vesting.

(2)

The percentage of class was calculated based on 23,599,718 shares of Issuer Common Stock outstanding as of October 28, 2021, as reported by the Issuer in its Current Report on Form 8-K filed on November 3, 2021.

CUSIP NO. 08773T 104	SCHEDULE 13D

1.	Name of Reporting Persons Kevin J. Appelbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,406,719 (1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,293,016 (2)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Person 2,406,719
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (3)
13.	Percent of Class Represented By Amount in Row (11) 10.2% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)

Represents shares of Issuer Common Stock held by Kevin Appelbaum, or his successor(s), as Trustee of the Kevin Appelbaum Revocable Trust under Revocable Trust Declaration dated May 16, 2020, as amended (the “Appelbaum Trust”), of which Kevin J. Appelbaum (“Mr. Appelbaum”) is the sole trustee and has sole voting power.

(2)

Represents shares of Issuer Common Stock held by the Appelbaum Trust, over which Mr. Appelbaum has sole dispositive power and excludes 113,703 shares of Issuer Common Stock underlying a restricted stock award which are currently unvested within 60 days of the date hereof. Such excluded shares are subject to restrictions on transfer and the Issuer’s repurchase right upon termination of service before vesting.

(3)	Excludes 236,881 shares of Issuer Common Stock underlying stock options which are currently unvested and not exercisable within 60 days of the date hereof.
(4)

The percentage of class was calculated based on 23,599,718 shares of Issuer Common Stock outstanding as of October 28, 2021, as reported by the Issuer in its Current Report on Form 8-K filed on November 3, 2021.

The Reporting Persons named in Item 2 below are hereby jointly filing this statement on beneficial ownership on Schedule 13D (this “Statement”) because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by one of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is attached as Exhibit 99.1 to this Statement.

Item 1. Security and Issuer.

This Statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Better Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 548 Market Street, #49404, San Francisco, CA 94104.

Item 2. Identity and Background.

(a) This Statement is being filed jointly by the following persons (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): (i) Kevin Appelbaum, or his successor(s), as Trustee of the Kevin Appelbaum Revocable Trust under Revocable Trust Declaration dated May 16, 2020, as amended, a California trust (the “Appelbaum Trust”), and (ii) Kevin J. Appelbaum, the Chief Executive Officer of the Issuer (“Mr. Appelbaum”).

(b) Mr. Appelbaum’s and the Appelbaum Trust’s business address is c/o Better Therapeutics, Inc., 548 Market Street, #49404, San Francisco, CA 94104.

(c) Mr. Appelbaum is the Chief Executive Officer of the Issuer and serves as the sole trustee of the Appelbaum Trust. The Appelbaum Trust was created for estate planning purposes. The principal business of the Appelbaum Trust is holding, managing, investing and distributing the trust property and the proceeds therefrom.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Persons were not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Appelbaum Trust is administered under the laws of California. Mr. Appelbaum is a citizen of the United States.

Item 3. Source of Funds.

The responses to Items 4 and 6 of this Statement are incorporated herein by reference.

Pursuant to the Agreement and Plan of Merger, dated April 6, 2021, as amended (the “Merger Agreement”), by and among Mountain Crest Acquisition Corp. II (the former name of the Issuer, “MCAD”), MCAD Merger Sub Inc. (“Merger Sub”) and Better Therapeutics, Inc. (“BTX”), on October 28, 2021, Merger Sub merged with and into BTX, with BTX surviving the merger as a wholly-owned subsidiary of the Issuer (such merger and the other transactions contemplated by the Merger Agreement, the “Business Combination”). The Issuer changed its name to Better Therapeutics, Inc. upon the Business Combination and BTX changed its name to Better Therapeutics OpCo, Inc. preceding the Business Combination. The foregoing description of the Business Combination does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, which is attached as Exhibit 99.2 to this Statement and incorporated herein by reference.

As a result of the closing of the Business Combination on October 28, 2021 (the “Closing”), the Appelbaum Trust acquired 2,406,719 shares of Issuer Common Stock in exchange for 2,540,000 shares of BTX common stock.

Item 4. Purpose of Transaction.

The responses set forth in Item 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Mr. Appelbaum is the Chief Executive Officer of the Issuer and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, Mr. Appelbaum may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interests in Securities of the Issuer.

The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of the date hereof, and Item 3 are incorporated by reference in this Item 5.

(a) and (b) – The following responses are based on 23,599,718 shares of Issuer Common Stock issued and outstanding as of October 28, 2021, the date of the Closing, as reported by the Issuer in its Current Report on Form 8-K filed on November 3, 2021.

(c) – Except as set forth in this Statement, no Reporting Person has effected any transaction in the Issuer Common Stock in the 60 days preceding the date hereof.

(d) – Not applicable.

(e) – Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 3 hereof are incorporated by reference in their entirety.

Mr. Appelbaum will be entitled to receive compensation and other benefits as Chief Executive Officer of the Issuer. In such capacity, he may also be granted equity awards with respect to the Issuer Common Stock from time to time.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this Statement, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Amended and Restated Registration Rights Agreement

At the Closing, the Issuer entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with certain stockholders (including the Appelbaum Trust). The Amended and Restated Registration Rights Agreement will require the Issuer to, among other things, file a resale shelf registration statement on behalf of such stockholders no later than 30 days from the Closing. The Amended and Restated Registration Rights Agreement also provides certain demand registration rights and piggyback registration rights to the stockholders, subject to underwriter cutbacks and Issuer blackout periods. The Issuer agrees to pay certain fees and expenses relating to registrations under the Amended and Restated Registration Rights Agreement. The foregoing description is qualified in its entirety by the full text of the Amended and Restated Registration Rights Agreement, the form of which is attached as Exhibit 99.3 to this Statement and is incorporated herein by reference.

Lock-Up Agreement

In connection with the Closing, the Appelbaum Trust agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Issuer Common Stock held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Common Stock if any, acquired during the Lock-Up Period (as defined below), the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is 6 months after the Closing (the “Lock-Up Period”). The foregoing description is qualified in its entirety by the full text of the form of Lock-Up Agreement, the form of which is attached as Exhibit 99.4 to this Statement and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

The following documents are filed as exhibits hereto:

99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Exchange Act.

99.2	Agreement and Plan of Merger, dated as of April 6, 2021, by and among MCAD, Merger Sub and BTX, as amended by the Amendment to Agreement and Plan of Merger, dated as of August 30, 2021 and the Second Amendment to Agreement and Plan of Merger, dated as of September 27, 2021 (incorporated by reference to Annex A to the Proxy Statement/Prospectus).

99.3	Amended and Restated Registration Rights Agreement, dated as of October 28, 2021 by and among Better Therapeutics, Inc., and each of the other shareholders party thereto (incorporated by reference to Exhibit 10.16 to Issuer’s Current Report on Form 8-K, filed with the SEC on November 3, 2021).

99.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to MCAD’s Current Report on Form 8-K, filed with the SEC on April 7, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2021

Kevin Appelbaum, or his successor(s), as Trustee of the Kevin Appelbaum Revocable Trust under Revocable Trust Declaration dated May 16, 2020, as amended

By:	/s/ Kevin J. Appelbaum
Name:	Kevin Appelbaum
Title:	Trustee

/s/ Kevin J. Appelbaum
Kevin J. Appelbaum